UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-1088

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KELLY RETIREMENT PLUS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KELLY SERVICES, INC.

999 WEST BIG BEAVER ROAD

TROY, MICHIGAN 48084

REQUIRED INFORMATION

Kelly Retirement Plus (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Kelly Services, Inc. Benefit Plans Committee, which is the Plan administrator of Kelly Retirement Plus, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLY RETIREMENT PLUS

By: Kelly Services, Inc. Benefit Plans Committee

June 23, 2004	/s/ William K. Gerber
William K. Gerber
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

June 23, 2004	/s/ Michael E. Debs
Michael E. Debs
Vice President and
Corporate Controller
(Principal Accounting Officer)

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kelly Retirement Plus Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kelly Retirement Plus Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Detroit, Michigan
June 18, 2004

Kelly Retirement Plus

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
	(In thousands of dollars)
Investments
Cash and cash equivalents	$126	$79
Investments, at fair value	80,669	63,921

Total investments	80,795	64,000

Receivables
Employer contributions	162	1,387
Participant contributions	261	248

Total receivables	423	1,635

Net assets available for benefits	$81,218	$65,635

The accompanying notes are an integral part of these financial statements.

Kelly Retirement Plus

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2003
(In thousands of dollars)
Additions
Additions to net assets attributed to:
Interest income	$1
Dividend income	970
Net appreciation in fair value of investments	11,515

12,486

Contributions:
Employer	2,347
Participant	7,032

9,379

Total additions	21,865

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	6,233
Administrative fees	49

Total deductions	6,282

Net change in assets available for benefits	15,583

Net assets available for benefits:
Beginning of year	65,635

End of year	$81,218

The accompanying notes are an integral part of these financial statements.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

1.	Plan Description

The following description of Kelly Retirement Plus (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan provides benefits to eligible employees according to the provisions of the Plan agreement. All eligible employees, as defined by the Plan, are eligible to participate upon hire and attainment of age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Plan consists of two parts: Employer Discretionary Contributions, under which Kelly Services, Inc. (the “Company”) may make a discretionary contribution on behalf of all participants in an amount to be determined by the Company. The contributions to the Plan for 2003 and 2002 represented 0.5% and 1.5%, respectively, of participants’ eligible wages for the year. Tax deferred contributions enable participants to contribute to the Plan using pre-tax dollars, with the Company making Regular Matching Contributions equal to $.50 per dollar of their contribution up to 4% of eligible pay.

Participant accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of the Company’s discretionary contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan administration

The Plan is administered by a committee appointed by the Board of Directors of the Company. This committee is composed of the Chairman and Chief Executive Officer, the Executive Vice President and Chief Financial Officer and the Executive Vice President and Chief Administrative Officer and serves at the pleasure of the Board.

Investment options

All contributions are invested by Bank One (the “Trustee”) as directed by the participant among any of the following funds held with the Trustee:

One Group Equity Index Fund I - This fund seeks investment results that correspond to the aggregate price and dividend performance of the securities in the Standard & Poor’s 500 Composite Stock Price Index of common stocks.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

1.	Plan Description (continued)

One Group Intermediate Bond Fund I - This fund seeks to maximize total rate of return while providing relative stability of principal by investing predominantly in both domestic and foreign intermediate-term debt securities. The weighted average maturity of bonds in the fund is between three and six years.

One Group Investor Growth & Income Fund I - This fund seeks long-term capital appreciation and growth of income by investing primarily in a diversified group of One Group mutual funds which invest primarily in equity securities.

One Group Large Cap Growth Fund I - This fund seeks to provide current income while seeking capital growth by investing primarily in common stocks of U.S. companies with dominant market position in their industries and that have a record of paying regular dividends on common stock or have the potential of capital appreciation.

One Group Diversified Equity Fund I - This fund seeks long-term capital appreciation and growth of income; current income is secondary.

MFS Value Fund A - This fund seeks capital appreciation and invests at least 65% of assets in equity securities that are undervalued relative to their long-term price-appreciation potential. The fund favors investment in large-cap issues.

AIM Small Cap Growth A - This fund seeks capital appreciation and invests in companies with market capitalizations less than that of the largest issue in the Russell 2000 Growth Index, but may also invest up to 35% of assets in issues with greater market-caps.

Royce Total Return Fund - This fund seeks capital appreciation and current income and invests in dividend-paying, small-size companies, with average market caps of less than $2 billion.

Lord Abbett Mid Cap Value - This fund seeks capital appreciation and invests in the equity securities of small and mid capitalization companies that management believes are undervalued.

Putnam International Growth Fund - This fund seeks capital appreciation and invests at least 65% of assets in equity securities of companies located outside of the United States. The fund may invest in both developed and emerging markets.

Putnam OTC Emerging Growth Fund - This fund seeks capital appreciation and invests at least 65% of assets in stocks issued by companies that are in early stages of development and have records of profitability. It may invest up to 20% of assets in foreign securities.

Putnam Vista Fund - This fund seeks capital appreciation and invests primarily in common stocks of U.S. mid-sized companies with a focus on growth stocks and may invest in foreign securities, options and futures.

Bank One Stable Asset Income Fund - This fund provides a portfolio of various types of investment contracts issued by insurance companies, banks and other financial institutions. It provides price and income stability and reduces volatility.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

1.	Plan Description (continued)

Kelly Stock Fund - This fund allows for investment in the Company’s Class A non-voting common stock. A portion of the investments are held in the Fidelity Cash Portfolio money market fund.

Vesting

Participants become fully vested in Employer Discretionary contributions upon attainment of age sixty-five or completion of five years of service, whichever occurs first. Participants become fully vested in Employer Matching Contributions upon attainment of age sixty-five or completion of three years of service, whichever comes first. The first year of service begins at the later of age 18 or date of hire. Participant contributions are 100% vested immediately. The value of the vested portion of participants’ accounts is payable to the participant upon retirement, total and permanent disability, death or termination of employment in a lump-sum distribution. If the vested portion of a participant’s account exceeds five thousand dollars (or such other amount to be prescribed in Treasury regulations), the participant may defer receipt of the distribution until any time prior to or upon attaining age 70-1/2. Vested accounts with balances of five thousand dollars or less are paid in an immediate lump-sum distribution.

Participant forfeitures

Pursuant to the Plan agreement, participant forfeitures can be used by the Plan to (1) restore the participant’s account in the event of rehire or (2) reduce the employer Part I profit-sharing or Part II matching contribution. The Plan administrator offset the employer Part I profit-sharing contribution with forfeitures aggregating $607 and $681 for the years ended December 31, 2003 and 2002, respectively.

2.	Accounting Principles and Practices

Basis of accounting

The financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America and as such, include amounts based on management’s best estimates. Actual results could differ from those estimates.

Investment valuation and income recognition

Plan investments are stated at fair value as of the last day of the Plan year. The Plan’s mutual fund investments are valued based on quoted market prices. The Bank One Stable Asset Income Fund is valued at the unit price, as determined by the Trustee, which represents fair value. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Part I employer contributions are recorded in the period during which they were earned. Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings; Part II matching Company contributions are recorded in the same period. Administrative expenses incurred shall be paid by the Plan to the extent not paid by the Company.

Payment of benefits

Benefits are recorded when paid.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

2.	Accounting Principles and Practices (continued)

Risks and uncertainties

The Plan provides for various investment options in mutual funds that hold stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets.

	2003	2002
Registered Investment Companies:
One Group Intermediate Bond Fund I	$10,040	$11,432
One Group Investor Growth & Income Fund I	14,983	13,403
One Group Equity Index Fund I	19,099	15,160
One Group Large Cap Growth Fund I	5,649	3,817
Putnam Vista Fund	6,888	4,648

Collective Funds:
Bank One Stable Asset Income Fund	13,976	11,952
Investments less than 5% of net assets	10,160	3,588

Total Investments	$80,795	$64,000

All funds are participant directed.

During 2003, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by a net $11,515.

2003
Marketable Securities	$366
Collective Funds	481
Registered Investment Companies	10,668

Total Investments	$11,515

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

4.	Priorities on Plan Termination

Although the Company has not expressed any intent to do so, in the event of termination of the Plan, the accounts of all participants shall become fully vested and shall be distributed to the members simultaneously with all participants receiving full value of their accounts on the date of such distribution.

5.	Reconciliation of Financial Statements to IRS Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$81,218	$65,635
Amounts allocated to withdrawing participants	(997)	(785)

Net assets available for benefits per the Form 5500	$80,221	$64,850

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2003
Benefits paid to participants per the financial statements	$6,233
Add - Amounts allocated to withdrawing participants at December 31, 2003	997
Less - Amounts allocated to withdrawing participants at December 31, 2002	(785)

Benefits paid to participants per the Form 5500	$6,445

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Kelly Retirement Plus

Notes to Financial Statements

(In thousands of dollars)

6.	Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined that the Plan, as amended and restated effective February 18, 2002, meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and is exempt from federal income tax under Section 501(a) of the Code. The Plan has been amended subsequent to February 18, 2002. Management believes that the Plan as amended complies with relevant requirements and is currently being operated in compliance with relevant regulations to maintain its qualified status.

7.	Party-in-Interest Transactions

A portion of the Plan’s investments is held in mutual funds and collective funds sponsored by the Trustee and all investment transactions are conducted through the Trustee. All transactions with the Trustee are considered party-in-interest transactions, however, these transactions are not considered prohibited transactions under ERISA.

Kelly Retirement Plus	Schedule I

Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes as of December 31, 2003

Party-in interest (a)	Identity of issuer, borrower, lessor or similar party (b)	Description of investment, including maturity date, rate of interest, collateral, par or maturity value (c)	Cost (d)		Current Value (e)
					(In thousands of dollars)

*	One Group Investor Growth & Income Fund	1,253,800.1350 shares	$*	*	$14,983

*	One Group Equity Index Fund	751,937.7150 shares	*	*	19,099

*	One Group Intermediate Bond Fund	926,205.0030 shares	*	*	10,040

*	One Group Diversified Equity Fund	105,021.8360 shares	*	*	1,214

*	Bank One Stable Asset Income Fund	46,067.7310 shares	*	*	13,976

*	Kelly Services, Inc. Common Stock	218,815.4350 shares	*	*	2,070

*	One Group Large Cap Growth Fund	396,962.1790 shares	*	*	5,649

*	One Group Contribution Money Market Fund	194.3500 shares	*	*	1

	MFS Value Fund A	25,913.1400 shares	*	*	527

	AIM Small Cap Growth A	72,088.8290 shares	*	*	1,853

	Royce Total Return Fund	153,587.3440 shares	*	*	1,642

	Lord Abbett Mid Cap Value	61,325.5510 shares	*	*	1,155

	Putnam International Growth Fund	76,170.9130 shares	*	*	1,573

	Putnam Vista Fund	862,040.7390 shares	*	*	6,888

	Fidelity Cash Portfolio	125,312.7400 shares	*	*	125

					$80,795

*	Represents a party-in-interest to the Plan.
**	Not required per Department of Labor reporting for participant-directed investments.

INDEX TO EXHIBITS

REQUIRED BY ITEM 601,

REGULATION S-K

Exhibit No.	Description	Document
23	Consent of Independent Registered Public Accounting Firm	2